UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25

SEC FILE NUMBER 000-18362
CUSIP NUMBER 961840105

NOTIFICATION OF LATE FILING

(Check One): ☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR

For Period Ended: January 29, 2005

[    ] Transition Report on Form 10-K

[    ] Transition Report on Form 20-F

[    ] Transition Report on Form 11-K

[    ] Transition Report on Form 10-Q

[    ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

The Wet Seal, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

26972 Burbank

Address of Principal Executive Office (Street and Number)

Foothill Ranch, California 92610

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑ ☑

(a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date*; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

* The timing of the filing of the Form 10-K is addressed more fully in Part III of this Form 12b-25.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Securities and Exchange Commission (“SEC”) has recently issued clarifications regarding the accounting of leases, including tenant improvement allowances and rent holidays. As with many other companies in the retail industry, The Wet Seal, Inc. (the “Company”) needs additional time to evaluate its lease accounting practices. Specifically, management is reviewing the SEC’s clarification of the accounting for tenant improvement allowances and rent holidays and other lease accounting pronouncements. The Company does not currently believe that the adjustments, if any, will result in any significant changes in the Company’s previously reported results of operations. This evaluation has delayed completion of the Company’s financial statements and management’s assessment of the effectiveness of the Company’s internal control over financial reporting for the 2004 fiscal year (which ended January 29, 2005).

Accordingly, the Registrant is not in a position to timely file, without unreasonable effort and expense, its Annual Report on Form 10-K for the period ended January 29, 2005. The Registrant intends to file its Form 10-K for the period ended January 29, 2005 on or before April 29, 2005.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Douglas C. Felderman	949	699-3919
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑Yes	☐No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐Yes	☑No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            The Wet Seal, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 15, 2005	By:	/s/ Douglas C. Felderman
		Name:	Douglas C. Felderman
		Title:	Executive Vice President and Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).